08027545

Mail Processing Section

FEB 28 2008

Washington, DC
103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36754

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARSCO INVESTMENT CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 EISENHOWER PARKWAY
(No. and Street)

ROSELAND (City) NJ (State) 07068 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK E. KADISON, CEO (973) 228-2886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACQUAVELLA, CHIARELLI, SHUSTER, BERKOWER & CO., LLP
(Name – *if individual, state last, first, middle name*)

517 ROUTE 1 SOUTH, SUITE 1002 (Address) ISELIN (City) NJ (State) 08830 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK E. KADISON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARSCO INVESTMENT CORPORATION, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

BLANCHE E. HEPPLEWHITE
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires October 25, 2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARSCO INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

MARSCO INVESTMENT CORPORATION

DECEMBER 31, 2007

TABLE OF CONTENTS

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

11 Broadway
Suite 766
New York, NY 10004
212.867.1319

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Marsco Investment Corporation:

We have audited the statement of financial condition of **Marsco Investment Corporation** as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Marsco Investment Corporation** as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 26, 2008

MARSCO INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS	
Cash and cash equivalents	$ 2,084,894
Cash segregated under federal regulations	14,709,109
Deposits with clearing organizations	260,000
Receivables from customers	7,537,629
Property and equipment at cost, less accumulated depreciation of $20,283	5,827
Other assets	3,855
Total assets	$24,601,314
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Payables to:	
Customers	$22,565,919
Broker-dealers	173,208
Accrued expenses and other liabilities	136,898
Total liabilities	22,876,025
Stockholders' equity:	
Common stock, no par value; 2,500 shares authorized, issued and outstanding	24,815
Additional paid-in-capital	695,000
Retained earnings	1,005,474
Total stockholders' equity	1,725,289
Total liabilities and stockholders' equity	$24,601,314

The accompanying notes are an integral part of these financial statements.

MARSCO INVESTMENT CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

1. Organization and Nature of Business

Marsco Investment Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). The Company is a self-clearing broker-dealer and member of the Depository Trust and Clearing Corporation ("DTCC"). The company's principal business is that of a discount securities broker, whereby it executes orders on behalf of its customers and provides financing for such transactions.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Securities Transactions

Customers securities transactions and related income and expenses are recorded on a settlement date basis adjusted for trade date if material.

The Company continues to report assets it has pledged as collateral in secured borrowings and other arrangements when the secured party cannot sell or repledge the assets.

Depreciation and Amortization

Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the related assets.

Income Taxes

The Company has elected S corporation status under Section 1362 of the Internal Revenue Code. Corporate income is therefore recognized by the stockholders and taxed on their individual federal income tax returns. Consequently no provision has been made in these financial statements. The Company also elected S corporation status in the State of New Jersey. Provision has been made for the Company's share of the State Corporation Business Tax.

MARSCO INVESTMENT CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

2. Summary of Significant Accounting Policies (Continued)

Advertising

Advertising costs are expensed as incurred. Advertising expense totaled $207,317 for 2007.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

3. Cash Segregated Under Federal Regulations

Cash of $14,709,109 was segregated for the exclusive benefit of customers at December 31, 2007, under the provisions of SEC Rule 15c3-3.

4. Property and Equipment, Net

Property and equipment consist of the following:

Furniture and equipment	$ 26,110
Less: Accumulated depreciation	(20,283)
	$ 5,827

Depreciation expense for the year ended December 31, 2007 was $8,459.

CONFIDENTIAL

MARSCO INVESTMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

5. Financial Instruments with Credit Risks and Other Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

In the normal course of business, the Company may pledge or deliver customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event that the counterparty is unable to meet its contracted obligation and return customer securities pledged as collateral, the Company may be obligated to purchase the security in order to return it to the owner. In such circumstances, the Company may incur a loss up to the amount by which the market value of the security exceeds the value of the loan or other collateral received or in the possession and control of the Company.

The Company has a nationwide retail customer base. The Company conducts business with brokers and dealers, clearing organizations and depositories that are primarily located in the New York area. The majority of the Company's transactions and, consequently, the concentration of its credit exposures, are with customers, broker-dealers and other financial institutions in the United States. These transactions result in credit exposure in the event that the counterparty fails to fulfill its contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparty's financial condition and credit ratings.

The Company monitors required margin and collateral levels daily and controls its risk exposure on a daily basis through financial, credit and legal reporting systems and, accordingly, believes that it has effective procedures for evaluating and limiting the credit and market risks to which it is subject.

CONFIDENTIAL

MARSCO INVESTMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

6. Commitments

The Company has a credit line of $10,000,000 under a brokerage credit agreement all of which was available at December 31, 2007. Borrowing under the credit line incurs interest, payable monthly. Borrowings are due on demand and secured by customer securities pledged by the Company. During 2007, the company had advances under the line that were fully repaid by December 31, 2007.

The Company leases its office facilities under an agreement that expires on May 31, 2009. The lease contains provisions for escalations based on increases in certain costs incurred by the lessor. Future minimum lease payments are as follows:

Year Ended December 31,	
2008	$50,596
2009	21,080
Total minimum future rental payments	$71,676

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Under the alternate method permitted by this rule, net capital, as defined, shall not be less than 2% of aggregate debit items arising from customer transactions. At December 31, 2007, the Company has net capital of $1,715,607, which was $1,405,607 in excess of its required net capital of $250,000. The Company's ratio of net capital to aggregate debit balances was 22.98 to 1.

8. Reserve Requirement

The Company was operating and calculating its reserve requirement in the manner prescribed by SEC Regulation 15c3-3 and pursuant to a certain relief granted by the National Association of Securities Dealers Inc. ("NASD"), predecessor to FINRA. Such exemption permitted the Company to exclude certain customer accounts with concentrated debit positions after taking into account the quality, diversity and marketability of the positions.

As of February 12, 2008, FINRA has rescinded such relief for all previously relieved customer accounts. The Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2007 has been recomputed to give effect to customer accounts for which no relief was granted by NASD. Consequently, a shortfall of $58,381 existed as of December 31, 2007.

END